UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: May 13, 2022	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements as of June 30, 2021 and for the Six Months Ended June 30, 2021 and 2020
99.2	Unaudited Consolidated Financial Statements as of September 30, 2021 and for the Nine Months Ended September 30, 2021 and 2020
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

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